Exhibit 77H

For AXP Quantitative Large Cap Equity Fund

During the six-month fiscal period ended January 31, 2005 , the Fund may serve as an underlying investment of the AXP Portfolio Builder Series funds, six affiliated funds-of-funds, principally and/or American Express Financial Corporation through its initial capital investment, became owners of record of more than 25% of the outstanding shares of the Fund.

Exhibit 77H

For AXP Large Cap Value Fund

During the six-month fiscal period ended January 31, 2005, the Fund may serve as an underlying investment of the AXP Portfolio Builder Series funds, six affiliated funds-of-funds, principally and/or American Express Financial Corporation through its initial capital investment, became owners of record of more than 25% of the outstanding shares of the Fund.